# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BGIN BLOCKCHAIN Ltd, CIK 0001945565
CUSIP: G17429104
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: #09 12 Paya Lebar Square, 60 Paya Lebar Road, Singapore, Singapore (U0), 409051
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002111603

## Reporting persons
- Qiuhua Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 60,000; shared voting power 37,917,656; sole dispositive power 60,000; shared dispositive power 37,917,656; aggregate amount beneficially owned 37,977,656 (41.93% of the class)
  Comment: The amount in rows 5 and 7 represents 60,000 Class A ordinary shares directly held by Mr. Qiuhua Li.
  
  The amount in rows 6 and 8 represents 37,917,656 Class A ordinary shares beneficially owned by Mr. Qiuhua Li through Moon Aquarius Limited, a British Virgin Islands company, an entity wholly owned by Gentle OD Limited, a British Virgin Islands company. Gentle OD Limited is wholly owned by the Gentle OD Trust, of which Maples Trustee Services (Cayman) Limited is the sole trustee. Mr. Qiuhua Li is the settlor of the Gentle OD Trust. Under the terms of this trust, Mr. Qiuhua Li has the power to direct the trustee to exercise the voting power, including voting the shares held by Gentle OD Limited in the Company, while the dispositive powers in respect of the Company shares are exercised by the trustee with Mr. Qiuhua Li's prior written consent.
  
  The amount in row 9 represents 60,000 Class A ordinary shares directly held by Mr. Qiuhua Li and 37,917,656 Class A ordinary shares beneficially owned by Mr. Qiuhua Li.
  
  Percentage of class is calculated based on 90,581,566 Class A ordinary shares outstanding as of December 31, 2025.
- Moon Aquarius Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 37,917,656; sole dispositive power 0; shared dispositive power 37,917,656; aggregate amount beneficially owned 37,917,656 (41.86% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 37,917,656 Class A ordinary shares held by Moon Aquarius Limited, a British Virgin Islands company, an entity wholly owned by Gentle OD Limited, a British Virgin Islands company. Gentle OD Limited is wholly owned by the Gentle OD Trust, of which Maples Trustee Services (Cayman) Limited is the sole trustee. Mr. Qiuhua Li is the settlor of the Gentle OD Trust. Under the terms of this trust, Mr. Qiuhua Li has the power to direct the trustee to exercise the voting power, including voting the shares held by Gentle OD Limited in the Company, while the dispositive powers in respect of the Company shares are exercised by the trustee with Mr. Qiuhua Li's prior written consent.
  
  Percentage of class is calculated based on 90,581,566 Class A ordinary shares outstanding as of December 31, 2025.
- Gentle OD Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 37,917,656; sole dispositive power 0; shared dispositive power 37,917,656; aggregate amount beneficially owned 37,917,656 (41.86% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 37,917,656 Class A ordinary shares held by Moon Aquarius Limited, a British Virgin Islands company, an entity wholly owned by Gentle OD Limited, a British Virgin Islands company. Gentle OD Limited is wholly owned by the Gentle OD Trust, of which Maples Trustee Services (Cayman) Limited is the sole trustee. Mr. Qiuhua Li is the settlor of the Gentle OD Trust. Under the terms of this trust, Mr. Qiuhua Li has the power to direct the trustee to exercise the voting power, including voting the shares held by Gentle OD Limited in the Company, while the dispositive powers in respect of the Company shares are exercised by the trustee with Mr. Qiuhua Li's prior written consent.
  
  Percentage of class is calculated based on 90,581,566 Class A ordinary shares outstanding as of December 31, 2025.
- Gentle OD Trust: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 37,917,656; sole dispositive power 0; shared dispositive power 37,917,656; aggregate amount beneficially owned 37,917,656 (41.86% of the class)
  Comment: The amount in rows 6, 8 and 9 represents 37,917,656 Class A ordinary shares beneficially owned by Mr. Qiuhua Li through Moon Aquarius Limited, a British Virgin Islands company, an entity wholly owned by Gentle OD Limited, a British Virgin Islands company. Gentle OD Limited is wholly owned by the Gentle OD Trust, of which Maples Trustee Services (Cayman) Limited is the sole trustee. Mr. Qiuhua Li is the settlor of the Gentle OD Trust. Under the terms of this trust, Mr. Qiuhua Li has the power to direct the trustee to exercise the voting power, including voting the shares held by Gentle OD Limited in the Company, while the dispositive powers in respect of the Company shares are exercised by the trustee with Mr. Qiuhua Li's prior written consent.
  
  Percentage of class is calculated based on 90,581,566 Class A ordinary shares outstanding as of December 31, 2025.

## Item 1. Issuer
Name of issuer: BGIN BLOCKCHAIN Ltd
Address of issuer's principal executive offices: #09 12 Paya Lebar Square, 60 Paya Lebar Road, Singapore 409051

## Item 2. Person Filing
Name of person filing:
Qiuhua Li
Moon Aquarius Limited
Gentle OD Limited
Gentle OD Trust
Address of principal business office or, if none, residence:
Qiuhua Li: #09 12 Paya Lebar Square, 60 Paya Lebar Road, Singapore 409051
Moon Aquarius Limited: Tricor Services (BVI) Limited, 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands
Gentle OD Limited: Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands
Gentle OD Trust: c/o Maples: Boundary Hall, Cricket Square, George Town, Grand Cayman, Cayman Islands
Citizenship:
Qiuhua Li: People's Republic of China
Moon Aquarius Limited: British Virgin Islands
Gentle OD Limited: British Virgin Islands
Gentle OD Trust: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Qiuhua Li: 37,977,656
Moon Aquarius Limited: 37,917,656
Gentle OD Limited: 37,917,656
Gentle OD Trust: 37,917,656
Percent of class:
Qiuhua Li: 41.93%
Moon Aquarius Limited: 41.86%
Gentle OD Limited: 41.86%
Gentle OD Trust: 41.86%
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Qiuhua Li: /s/ Qiuhua Li, Qiuhua Li (02/17/2026)
- Moon Aquarius Limited: /s/ Qiuhua Li, Qiuhua Li/Director (02/17/2026)
- Gentle OD Limited: /s/ Peter Huber, Peter Huber/Authorized Signatory of Titan Directors Limited, as Director (02/17/2026)
- Gentle OD Trust: /s/ Peter Huber, Peter Huber/Authorized Signatory of Maples Trustee Services (Cayman) Limited, as Trustee (02/17/2026)